# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REE Automotive Ltd. (the "Company" or "Issuer"), CIK 0001843588
CUSIP: M8287R103
Title of class of securities: Class A Ordinary Shares, without par value ("Class A Ordinary Shares")
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001965761
Persons authorized to receive notices and communications: Avital Futterman, c/o REE Automotive Ltd,, Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500, 972 (77) 899-5193

## Reporting persons
- Sardes Ahishay (CIK 0001965761): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 1,906,416; shared voting power 0; sole dispositive power 1,906,416; shared dispositive power 0; aggregate amount beneficially owned 1,906,416 (6.14% of the class)
  Comment: (1) Aggregate amount includes (i) 1,390,287 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Sardes that are fully vested and (ii) 516,129 Class A Ordinary Shares issued or issuable upon the vesting of restricted shares units within 60 days of May 15, 2026. The Issuer's ordinary shares are divided into two classes. The Class A Ordinary Shares each have one vote per share. The Class B Ordinary Shares each have 10 votes per share. In addition to Class A Ordinary Shares, the Reporting Person holds 1,390,287 Class B Ordinary Shares, which represent 50% of the outstanding Class B Ordinary Shares of the Issuer. Taking into account both of the Reporting Person's Class A Ordinary Shares and Class B Ordinary Shares, the holdings of the Reporting Person represent approximately 26.9% of the Issuer's outstanding voting power, as of May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, without par value ("Class A Ordinary Shares")
Name of issuer: REE Automotive Ltd. (the "Company" or "Issuer")
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Comment:
This Amendment No. 1 (the "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 11, 2025 and filed with the Securities and Exchange Commission on such date (the "Original 13D"). The purpose of this Amendment is to report an increase in the number of Class A Ordinary Shares held by the Reporting Person. It also corrects the previously reported date of event which required the filing of the Original 13D from December 11, 2025 to January 22, 2026. In particular, while the grants reported in the Original 13D were approved by the Issuer's shareholders on November 13, 2025, due to technical aspects, such grants were not actually made until January 22, 2026, which was the date when the Issuer's shareholders approved an increase in the Issuer's authorized capital.

Except as set forth herein, all items of the Original 13D remain applicable and unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D. For the avoidance of doubt, this Amendment is being made voluntarily for informational purposes and should not be construed as constituting a "material change" with respect to the Original 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as follows: The information set forth in Item 4, as amended, is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the Reporting Person's Equity Awards, and the quarterly vesting thereof, an additional total of 258,064 RSUs have vested and/or will vest within 60 days of May 15, 2026.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Person reserves the right to change his plans and intentions at any time and to take any actions he may deem appropriate with respect to his investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person, including the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on the cover page of this Schedule 13D and are incorporated by reference herein.

As of May 5, 2026, there were 29,124,486 Class A Ordinary Shares outstanding and 2,780,570 Class B Ordinary Shares outstanding (which numbers were set forth in the Issuer's Annual Report on Form 20-F as filed with the SEC on May 15, 2026). Collectively, the Reporting Person beneficially owns 1,906,416 Class A Ordinary Shares, representing 6.14% of the total outstanding Class A Ordinary Shares. The percentage was calculated based on the total outstanding Class A Ordinary Shares of the Issuer plus 1,906,416 Class A Ordinary Shares issuable under RSUs and underlying options held by the Reporting Person that are exercisable/issuable, as applicable, within 60 days of May 15, 2026, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i). For the sake of clarity and solely for informational purposes, the foregoing amount of Class A Ordinary Shares excludes 5,241,190 Class A Ordinary Shares that are issuable upon the settlement of RSUs that were granted as part of the Equity Awards and CTO Retention Grant described in Item 4 but which have not yet vested and which are not substantially certain to vest within 60 days of May 15, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, including the Reporting Person's applicable employment terms, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer described herein.

## Signatures
- Sardes Ahishay: /s/ Ahishay Sardes, Ahishay Sardes (05/15/2026)